Mail Stop 3561

March 16, 2007

Mark Poulsen
Chief Executive Officer
Fit For Business International, Inc.
10/27 Mayneview St
Milton, Australia 4064

> **Re:** **Fit For Business International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed March 13, 2007**
> **File No. 333-123176**

Dear Mr. Poulsen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed March 13, 2007

1. In accordance with Item 4.02(b)(1) of the Form 8-K instructions, please revise to disclose the date that you were advised by, or received notice from, your independent accountant that action should be taken to prevent further reliance on your previously issued financial statements.

2. Based on your disclosure, it appears that you will need to restate your financial statements filed on Form 10-QSB for the quarter ended September 30, 2006. Please revise to disclose all previously issued financial statements that should no longer be relied upon in accordance with Item 4.02(b)(2) of the Form 8-K instructions.

3. Please provide your independent accountant with a copy of the disclosures in your Item 4.02 Form 8-K and file a letter from your independent accountant indicating whether or not they agree with your disclosures in the Form 8-K. For guidance, refer to Item 4.02(c) of the Form 8-K instructions.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3774.

Sincerely,

Blaise Rhodes
Staff Accountant